Matthew Izaguirre Work History

Coral Club
Owner and Director of Beverage (2023-present)

Sunroom
Orlando, FL
Bartender (2024 - present)

Attaboy
Nashville, TN
Bartender (2021 - 2023)

Matthew was born and raised in the Florida Keys. He began his career in hospitality working at resorts as a teenager and that experience gave him a bedrock understanding of guest needs.
He moved to Nashville at 19 and landed his first bartending job at Bar 308, at the time a top cocktail destination in Nashville. In 2011, he moved to Orlando where he expanded his bartending career at Hanson's Shoe Repair, one of Orlando's most illustrious speakeasy bars. In 2016, and back in Nashville, Matthew landed with Brice at Urban Cowboy Public House and then Folk Restaurant. For the past two years, Matthew has worked at Attaboy, in which time they have won countless awards including #1 in Worlds Best Bars: North America, and a James Beard nomination. Constantly honing his beverage knowledge and his effortless ability to execute perfect cocktails.